Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

		Fiscal Year Ended June 30,
(in millions)	9 Months Ended March 31, 2012	2011	2010	2009	2008	2007
Pretax Income from Continuing Operations	$351	$418	$345	$318	$433	$177
Fixed Charges (per below)	78	106	131	94	97	84
Interest Capitalized	(1)	(3)	(2)	—	(1)	—

Earnings	$428	$521	$474	$412	$529	$261

Interest and Other Financial Charges	$66	$91	$115	$82	$85	$77
Interest Portion of Rental Expense	12	15	16	12	12	7

Fixed Charges	$78	$106	$131	$94	$97	$84

Ratio of Earnings to Fixed Charges	5.5	4.9	3.6	4.4	5.5	3.1